 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2025
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Attached hereto and incorporated by reference herein is a press release issued by the Registrant entitled: “RedHill Announces Initiation of Phase 2 Study of Opaganib and Darolutamide in Advanced Prostate Cancer”.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845), on June 29, 2023 (File No. 333-273001) and on June 20, 2024 (File No. 333-280327), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848), on August 4, 2023 (File No. 333-273709), on October 13, 2023 (File No. 333-274957), as amended, and on August 9, 2024 (File No. 333-281417).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: February 4, 2025	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer

Press Release

RedHill Announces Initiation of Phase 2 Study of Opaganib
and Darolutamide in Advanced Prostate Cancer

The 80-patient placebo-controlled randomized Phase 2 study will evaluate the efficacy of opaganib in combination with Bayer’s darolutamide in men with metastatic castrate-resistant prostate cancer (mCRPC), testing the potentially enhancing effect of opaganib in patients with a poor prognosis
--
The study is being financially supported by Bayer (ETR: BAYN) and the Ramsay Hospital
Research Foundation, and will be led by Professor Lisa Horvath from Chris O’Brien Lifehouse and the Australian and New Zealand Urogenital and Prostate Cancer Trials Group (ANZUP)
--
The study will utilize a companion lipid biomarker test (PCPro1) to select mCRPC patients who have a poor prognosis due to standard of care treatment and who may benefit from an opaganib
+ darolutamide combination treatment approach. Primary endpoint will be improved 12-month radiographic progression-free survival (rPFS)
--
Prostate cancer (PC) is the second most diagnosed cancer in the world, with around 1.5 million new cases per year, causing almost 400,000 deaths. People with mCRPC have few treatment options available to them. The prostate cancer market is valued at approximately $12 billion2
--
With multiple U.S. government collaborations for chemical and medical countermeasures and pandemic preparedness, opaganib is a novel, host-directed, potentially broad acting, orally administered small molecule, clinical-stage drug with demonstrated safety & efficacy profiles, being developed for various oncology, viral infections, inflammatory diseases and chemical and nuclear/radioprotection indications

TEL-AVIV, Israel / RALEIGH, NC, February 4, 2025 /PRNewswire/ -- RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today announced the initiation of a Phase 2 clinical study to evaluate the efficacy of opaganib3 in combination with darolutamide4 in men with metastatic castrate-resistant prostate cancer (mCRPC). Financially supported by Bayer (ETR: BAYN) and the Ramsay Hospital Research Foundation, the 80-patient placebo-controlled randomized study is designed to test the potentially enhancing effect of opaganib in overcoming resistance to standard of care androgen receptor pathway inhibition (ARPI) treatment.

The study, designed and led by world-renowned prostate cancer researcher Professor Lisa Horvath, from Sydney’s Chris O’Brien Lifehouse, and the Australian and New Zealand Urogenital and Prostate Cancer Trials Group Ltd. (ANZUP), will utilize a companion lipid biomarker test (PCPro) to select mCRPC patients who have a poor prognosis due to standard of care treatment and who may benefit from an opaganib + darolutamide combination treatment approach. The study’s primary endpoint will be improved 12-month radiographic progression-free survival (rPFS). Several secondary and exploratory endpoints will also be evaluated.

“The approach of developing therapeutic combinations and the companion lipid biomarker, PCPro, in parallel is unique in metabolic targeting in metastatic prostate cancer, and this exciting study will test the ability of sphingosine kinase-2 (SPHK2) inhibitors, such as opaganib, to overcome resistance to ARPI treatment,” said Professor Lisa Horvath, Chief Clinical Officer and Director of Research at Chris O’Brien Lifehouse. “Cancer cells may block apoptosis (programmed cell death), an important cell-level process designed to help the body get rid of unneeded or abnormal/unhealthy cells – critical in fighting the spread of cancer. We know from our prior research that opaganib enhances androgen receptor signaling inhibitor efficacy in vitro5, through simultaneous inhibition of three sphingolipid-metabolizing enzymes in human cells (SPHK2, DES1 and GCS), and may potentially provide the key to overcoming darolutamide resistance in men with mCRPC.”

“Prostate cancer is the second most diagnosed cancer in the world with around 1.5 million new cases per year, causing the death of almost 400,000 men every year6, while millions more men are living with prostate cancer resulting in a significant burden of disease,” said Dr Mark Levitt, RedHill’s Chief Scientific Officer. “Men with mCRPC have few treatment options available to them, and those positive for the PCPro marker of ARPI-resistance seem to have a particularly poor prognosis. Darolutamide is establishing itself as a key therapy in the treatment of prostate cancer, a market worth approximately $12 billion in 2023, and, if the addition of opaganib can reduce the resistance to darolutamide therapy, this could represent a significant breakthrough in improving the ability to manage advanced treatment-resistant mCRPC for improved outcomes.”

The major oncogenic driver for prostate cancer is androgen receptor (AR) signaling. As such, chemical castration or androgen deprivation therapy (ADT), using AR signaling inhibitors has become standard of care therapy. However, despite any initial responses to androgen blockade, all metastatic patients will eventually progress to castration resistance7. Studies have shown that elevated circulating levels of ceramide, resulting in elevated levels of sphingosine-1-phosphate (S1P, which promotes cancer growth, metastasis and drug resistance through regulation of cell proliferation, survival and immune processes), may contribute to earlier ADT failure, shorter progression-free survival (PFS) and shorter overall survival8,9,10,11.

About the study
The study is a double-blind, placebo-controlled randomized Phase 2 trial of adding opaganib (a sphingosine kinase 2 inhibitor) to darolutamide in men with mCRPC and poor prognosis (as defined by plasma lipid signature, PCPro). Target population is men with mCRPC who have had no treatment with newer, potent AR signaling inhibitors including darolutamide, enzalutamide, apalutamide, or abiraterone. 200 patients who are identified as potentially eligible will have a 5-ml plasma sample taken for PCPro testing. Those who are PCPro-positive (estimated 40% of patients) and agree to enter the study will be randomized on a 1:1 ratio to either the darolutamide 600mg bid + placebo (n=40) arm or the darolutamide 600 mg bid + opaganib 500 mg bid (n=40) arm. Treatment will commence within 7 days of randomization.

About Prostate Cancer
Prostate cancer is the second most diagnosed cancer in the world with around 1.5 million new cases in 2022 – causing around 400,000 deaths, with millions more people living with prostate cancer, resulting in a significant burden of disease. Globally, the number of cases of prostate cancer increased by almost 120% from 1990 to 201912.

When prostate cancer spreads outside of the prostate to other parts of the body (such as the lymph nodes or bones) it is classified as advanced or metastatic prostate cancer13. Five-year survival rates for prostate cancer diagnosed at Stage 1 is 100%; this drops to just 28% for men with Stage 4 (advanced) disease14.

About Opaganib (ABC294640)
Opaganib, a proprietary investigational host-directed and potentially broad-acting drug, is a first-in-class, orally administered sphingosine kinase-2 (SPHK2) selective inhibitor with anticancer, anti-inflammatory and antiviral activity, targeting multiple potential indications, including several cancers, diabetes and obesity-related disorders, gastrointestinal acute radiation syndrome (GI-ARS), chemical exposure indications, COVID-19, Ebola and other viruses as part of pandemic preparedness.

Opaganib's host-directed action is thought to work through the inhibition of multiple pathways, the induction of autophagy and apoptosis, and disruption of viral replication, through simultaneous inhibition of three sphingolipid-metabolizing enzymes in human cells (SPHK2, DES1 and GCS).

Several U.S. government countermeasures and pandemic preparedness programs have selected opaganib for evaluation for multiple indications, including Acute Radiation Syndrome (ARS), Ebola virus disease and others. Funding bodies include the Radiation and Nuclear Countermeasures Program (RNCP), led by the National Institute of Allergy and Infectious Diseases (NIAID), part of the U.S. government Department of Health & Human Services' National Institutes of Health and the Administration for Strategic Preparedness and Response's (ASPR) Center for Biomedical Advanced Research and Development Authority (BARDA).

Opaganib has demonstrated antiviral activity against SARS-CoV-2, multiple variants, and several other viruses, such as Influenza A and Ebola. Opaganib delivered a statistically significant increase in survival time when given at 150 mg/kg twice a day (BID) in a United States Army Medical Research Institute of Infectious Diseases (USAMRIID) in vivo Ebola virus study, making it the first host-directed molecule to show activity in Ebola virus disease. Opaganib also recently demonstrated a distinct synergistic effect when combined individually with remdesivir (Veklury®, Gilead Sciences Inc.), significantly improving potency while maintaining cell viability, in a U.S. Army-funded and conducted in vitro Ebola virus study.

Being host-targeted, and based on data accumulated to date, opaganib is expected to maintain effect against emerging viral variants. In prespecified analyses of Phase 2/3 clinical data in hospitalized patients with moderate to severe COVID-19, oral opaganib demonstrated improved viral RNA clearance, faster time to recovery and significant mortality reduction in key patient subpopulations versus placebo on top of standard of care. Opaganib has demonstrated its safety and tolerability profile in more than 470 people in multiple clinical studies and expanded access use. Data from the opaganib global Phase 2/3 study was published in Microorganisms.

Opaganib has received several orphan-drug designations from the FDA in oncology and other diseases and has undergone studies in advanced cholangiocarcinoma (Phase 2a) and prostate cancer. Opaganib also has a Phase 1 chemoradiotherapy study protocol ready for FDA-IND submission.

Opaganib has also shown positive preclinical results in renal fibrosis, and has the potential to target multiple oncology, radioprotection, viral, inflammatory, and gastrointestinal indications.

About Chris O’Brien Lifehouse and Ramsay Hospital Research Foundation
Chris O’Brien Lifehouse is a world-class not-for-profit, comprehensive cancer hospital based in Sydney, Australia. From screening to prevention, diagnosis, treatment and wellness, Chris O’Brien Lifehouse treats all types of cancer, specializing in those that are complex and rare, offering patients every service and therapy they need under one roof.

Ramsay Hospital Research Foundation was established in 2017 to enhance healthcare delivery and improve patient outcomes in Australia, guided by a mission to provide better outcomes for its patients, to investigate the diseases and illnesses which affect them and to progress the learning and development of those who care for them.

About ANZUP
Australian and New Zealand Urogenital and Prostate (ANZUP) Cancer Trials Group Ltd. is a not-for-profit cancer research charity with over 2,000 members from a multi-disciplinary network of medical, surgical, radiation oncologists, nuclear medicine, nurses, psychologists, and allied health professionals, all dedicated towards its mission of improving the lives of people affected by bladder, kidney, testicular, penile and prostate cancers through practice-changing multidisciplinary collaborative clinical trials.

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on U.S commercialization and development of drugs for gastrointestinal diseases, infectious diseases and oncology. RedHill promotes the gastrointestinal drug Talicia®, for the treatment of Helicobacter pylori (H. pylori) infection in adults15. RedHill's key clinical late-stage development programs include: (i) opaganib (ABC294640), a first-in-class, orally administered sphingosine kinase-2 (SPHK2) selective inhibitor with anticancer, anti-inflammatory and antiviral activity, targeting multiple indications with U.S. government and academic collaborations for development for radiation and chemical exposure indications such as Acute Radiation Syndrome (ARS), a Phase 2/3 program for hospitalized COVID-19, and a Phase 2 program in oncology; (ii) RHB-107 (upamostat), an oral broad-acting, host-directed, serine protease inhibitor with potential for pandemic preparedness, is in late-stage development as a treatment for non-hospitalized symptomatic COVID-19 and is also targeting multiple other cancer and inflammatory gastrointestinal diseases; (iii) RHB-102, with potential UK submission for chemotherapy and radiotherapy induced nausea and vomiting, positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; (iv) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; and (v) RHB-204, a Phase 3-stage program for pulmonary nontuberculous mycobacteria (NTM) disease.

More information about the Company is available at www.redhillbio.com / X.com/RedHillBio.

Forward Looking Statements
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and may discuss investment opportunities, stock analysis, financial performance, investor relations, and market trends. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words and include, among others, statements regarding the potential results of the Phase 2 study of opaganib and darolutamide in advanced prostate cancer. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company's control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation: market and other conditions; the Company's ability to maintain compliance with the Nasdaq Capital Market's listing requirements; the risk that the addition of new revenue generating products or out-licensing transactions will not occur; the risk of current uncertainty regarding U.S. government research and development funding and that the U.S. government is under no obligation to continue to support development of our products and can cease such support at any time; the risk that acceptance onto the RNCP Product Development Pipeline or other governmental and non-governmental development programs will not guarantee ongoing development or that any such development will not be completed or successful; the risk that the FDA does not agree with the Company's proposed development plans for its programs; the risk that observations from preclinical studies are not indicative or predictive of results in clinical trials;; the risk that the Company’s development programs may not be successful and, even if successful, such studies and results may not be sufficient for regulatory applications, including emergency use or marketing applications, and that additional studies may be required; the risk that the Company will not successfully commercialize its products; as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's research, manufacturing, pre-clinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its pre-clinical studies or clinical trials or the development of any necessary commercial companion diagnostics; (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company's therapeutic candidates and Talicia®; (v) the Company's ability to successfully commercialize and promote Talicia®; (vi) the Company's ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company's therapeutic candidates and the results obtained with its therapeutic candidates in research, pre-clinical studies or clinical trials; (ix) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company's expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company's industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on April 8, 2024. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact: Adi Frish Chief Corporate & Business Development Officer RedHill Biopharma +972-54-6543-112 adi@redhillbio.com

Category: R&D

1 PCPro is a proprietary lipid biomarker assay from Chris O’Brien Lifehouse, a not-for-profit comprehensive cancer hospital
2 Market data provided by GlobalData
3 Opaganib is an investigational new drug, not available for commercial distribution.
4 Darolutamide (Nubeqa®) tablets [Prescribing Information]. Whippany, NJ: Bayer HealthCare Pharmaceuticals, October 2023.
5 ANZUP – Data on File
6 Bray et al: Global cancer statistics 2022: GLOBOCAN estimates of incidence and mortality worldwide for 36 cancers in 185 countries. https://acsjournals.onlinelibrary.wiley.com/doi/10.3322/caac.21834
7 Chandrasekar T, Yang JC, Gao AC, Evans CP. Mechanisms of resistance in castration-resistant prostate cancer (CRPC). Transl Androl Urol. 2015 Jun;4(3):365-80. doi: 10.3978/j.issn.2223-4683.2015.05.02. PMID: 26814148; PMCID: PMC4708226. https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4708226/
8 Lin HM, Huynh K, Kohli M, et al: Aberrations in circulating ceramide levels are associated with poor clinical outcomes across localized and metastatic prostate cancer. Prostate Cancer Prostatic Dis, 2021
9 Ogretmen B: Sphingolipid metabolism in cancer signalling and therapy. Nat Rev Cancer 18:33-50, 20181
10 Pyne NJ, Pyne S: Sphingosine 1-phosphate and cancer. Nat Rev Cancer 10:489-503, 2010
11 Spiegel S, Milstien S: The outs and the ins of sphingosine-1-phosphate in immunity. Nat Rev Immunol 11:403-15, 2011
12 Weiyu Zhang et al: Global Burden of Prostate Cancer and Association with Socioeconomic Status, 1990–2019: A Systematic Analysis from the Global Burden of Disease Study. J Epidemiol Glob Health. 13: 407–421 (2023).
13 Cancer Council NSW. Advanced Prostate Cancer. 2023
14 https://www.hopkinsmedicine.org/health/conditions-and-diseases/prostate-cancer/prostate-cancer-prognosis#:~:text=Stage%20IV%20Prostate%20Cancer%20Prognosis,regional%20cancers%20of%20the%20prostate.
15 Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is indicated for the treatment of H. pylori infection in adults. For full prescribing information see: www.Talicia.com.